Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, NY 10018 goodwinlaw.com +1 212 813 8800

May 30, 2018

VIA EDGAR AND OVERNIGHT MAIL

Ms. Jennifer Gowetski Senior Counsel U.S. Securities and Exchange Commission Division of Corporation Finance – Office of Real Estate & Commodities 100 F Street, N.E. Washington, D.C. 20549-3010

Re:	Fundrise Income eREIT II, LLC Amendment No. 1 to Draft Offering Statement on Form 1-A

Submitted January 6, 2017
CIK No. 0001660998

Dear Ms. Gowetski:

This letter is submitted on behalf of Fundrise Income eREIT II, LLC (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated February 3, 2017 (the “Comment Letter”) with respect to Amendment No. 1 to the Company’s draft Offering Statement on Form 1-A (CIK No. 0001660998) submitted for non-public review pursuant to Rule 252(d) of Regulation A under the Securities Act of 1933, as amended, to the Commission on January 6, 2017, relating to the Company’s offering of up to $50,000,000 in common shares (the “Offering Statement”). The responses provided are based upon information provided to Goodwin Procter LLP by the Company. The Company is concurrently publicly filing the Offering Statement (the “Amended Submission”), which includes changes in response to the Staff’s comments as well as other revisions.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Offering Statement, and page references in the responses refer to the Amended Submission. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Submission.

Ms. Jennifer Gowetski

Division of Corporation Finance

May 30, 2018

Offering Summary

Valuation policies, page 19

1.	We note your disclosure that the estimated values of each of your commercial real estate assets and investments will be determined by your sponsor’s asset management team. Please revise your disclosure to provide a more specific description of your sponsor’s asset management team and clarify, if true, that no other party will play a role in determining NAV. In addition, please describe any circumstances that may cause you to determine that an appraisal of a real estate asset is necessary.

Response to Comment No. 1

In response to the Staff’s comment, the Company has updated its disclosure with the following description of its asset management team:

As of the date of this offering circular, our sponsor’s real estate and accounting teams are composed of eighteen professionals with more than 100 years of combined experience. Of these professionals, the primary real estate management team is made up of three officers of our sponsor, two real estate vice presidents, three real estate senior associates, four real estate analysts, and five accountants. All of these professionals play a role in asset management because our sponsor takes a “cradle to grave” approach to asset management, meaning that the real estate team that closes a deal is then responsible for asset management of the property for the life of the investment.

Members of our sponsor’s real estate team have previously worked as real estate developers, fund managers, real estate brokers, and home-builders, while members of our sponsor’s accounting team have worked as auditors, fund accountants, and property accountants. Prior to being employed by our sponsor, these team members accumulated direct management experience with real estate development, fund management, leasing, construction and financing in excess of $2 billion of real estate, not including their experience with our sponsor.

Since 2012, our sponsor’s real estate and accounting teams have acquired and asset managed more than 143 real estate properties totaling in excess of $1.8 billion in asset values. Since 2015, our sponsor’s real estate and accounting teams have worked with outside valuation experts in determining the Net Asset Value calculation for each of the investment programs sponsored by our sponsor. Based on this experience, our sponsor believes that its real estate team has a more intimate and detailed understanding of the properties than typical outside consultants and that its real estate and accounting teams can more accurately estimate the NAV of the Company.

In addition, our sponsor believes that it will ultimately be much more cost effective and efficient to produce NAV through its own real estate and accounting teams than through the use of outside valuation consultants.

Ms. Jennifer Gowetski

Division of Corporation Finance

May 30, 2018

In addition, the Company has revised the disclosure to include the risks inherent in having NAV calculated internally, including that there is no guarantee that the internal NAV calculation will be more accurate than that of an independent consultant, and that there may be conflicts of interest that arise out of having NAV calculated by our sponsor.

Finally, the Company has revised its disclosure to include possible circumstances that may cause the Company to determine that an appraisal of a real estate asset is necessary. In particular, the Company has noted:

In instances where an appraisal of the underlying real estate asset is necessary, including, but not limited to, instances where our Manager is unsure of its ability on its own to accurately determine the estimated values of our commercial real estate assets and investments, or instances where third party market values for comparable properties are either nonexistent or extremely inconsistent, we will engage an appraiser that has expertise in appraising commercial real estate loans and assets, to act as our independent valuation expert. The independent valuation expert is not responsible for, nor prepares, our NAV per share.

Risk Factors, page 23

2.	Although we note the risk factor on page 49, please revise to specifically describe, in this section or elsewhere as appropriate, any risks and/or conflicts arising from the lack of any valuation expert, appraisals and board oversight, including independent directors, in determining NAV, as applicable.

Response to Comment No. 2

In response to the Staff’s comment, the Company has revised its disclosure to specifically describe, in the risk factors and elsewhere, the risks and conflicts of interest that may arise from the lack of an independent valuation expert in determining NAV.

Prior Performance Summary, page 91

Our Sponsor’s Prior Investment Programs, page 92

3.	We continue to note your disclosure regarding unrealized investments. Please revise to provide the annualized returns or internal rate of return solely from your completed programs. With respect to on-going programs, please revise to describe such programs without including returns based on unrealized investments. In addition, please confirm that the unrealized investments and the assumption that all of the outstanding principal of the unrealized investments was paid in full as of December 31, 2016 are not reflected in any prior performance table.

Response to Comment No. 3

In response to the Staff’s comment, the Company has revised its prior performance summary and tabular disclosure to remove all references to unrealized investments. In addition, the Company has included in its prior performance disclosure the annualized returns, as of December 31, 2017, of its sponsor’s five (5) eREITsTM that had begun raising and deploying capital on or prior to that date (collectively, the “eDirectTM Programs”): (i) Fundrise Real Estate Investment Trust, LLC (the “Income eREITTM”); (ii) Fundrise Equity REIT, LLC (the “Growth eREITTM”); (iii) Fundrise West Coast Opportunistic REIT, LLC (the “West Coast eREITTM”); (iv) Fundrise East Coast Opportunistic REIT, LLC (the “East Coast eREITTM”); and (v) Fundrise Midland Opportunistic REIT, LLC (the “Heartland eREITTM”).

Ms. Jennifer Gowetski

Division of Corporation Finance

May 30, 2018

Note 7. Events (Unaudited) Subsequent to the Date of the Independent Auditor’s Report, page F-10

4.	It appears that your disclosure under this Note serves to only correct errors in Notes 2 and 3. Please revise to correct the disclosures within the respective audited Notes.

Response to Comment No. 4

In response to the Staff’s comment, the Company has included updated financial statements in the Amended Submission that correct and supersede the disclosure in the audited Notes.

Note 2. Summary of Significant Accounting Policies

Share Redemptions, page F-16

5.	Your disclosure on page F-18 indicates that the Company’s NAV per share will be calculated at the end of each quarter beginning on December 31, 2018. However, disclosure on page F-10 indicates that NAV will be calculated at the end of each semi-annual period beginning December 2018. Please revise your disclosure for this inconsistency.

Response to Comment No. 5

In response to the Staff’s comment, the Company has included updated financial statements in the Amended Submission that correct, as well as supersede and make consistent, the disclosure in the audited Notes.

Ms. Jennifer Gowetski

Division of Corporation Finance

May 30, 2018

Appendix A

6.	We note your response to our prior comment 6 in which you have provided us with your template for future NAV disclosures. We note that your revised disclosure following the Statements of Assets and Liabilities references estimation of the market value of your shares and NAV on a quarterly basis. Please revise to clarify throughout the offering statement that there is no market value for your shares as they are not listed or traded and revise to clarify for consistency with the rest of the document when NAV will be determined.

Response to Comment No. 6

In response to the Staff’s comment, the Company has revised its disclosure throughout the Amended Submission to clarify that there is no market value for its shares as they are not currently listed or traded. In addition, the Company has revised its disclosure to make consistent when NAV will be determined.

7.	With a view to disclosure, please provide us an analysis regarding your calculation of NAV, including:

•	the process by which the value estimate was determined, including the role of each of the parties involved in the process and the primary valuation methods used;

•	the key assumptions used in the primary valuation method, including the weighted average for each key assumption and a quantitative example of the sensitivity of the estimate to changes in assumptions.

Please note that we continue to evaluate your NAV disclosure and we may have further comments

Response to Comment No. 7

In response to the Staff’s comment, the Company intends to calculate the net asset value of its shares using the same process and operating under the same key assumptions that the Manager is using in the valuation policies currently in effect for the other eREITsTM that were previously qualified by the Commission. In addition, the Company has revised its NAV supplement, attached hereto as Exhibit A, to conform to the NAV supplement submitted by another previously-qualified Fundrise entity, in response to an identical comment by the Commission.

* * * * *

Ms. Jennifer Gowetski

Division of Corporation Finance

May 30, 2018

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842 or Bjorn J. Hall at (202) 584-0550.

Sincerely,

/s/ Mark Schonberger
Mark Schonberger

cc:	Via E-mail

Benjamin S. Miller, Chief Executive Officer

Bjorn J. Hall, General Counsel and Secretary

Rise Companies Corp.

Matthew Schoenfeld, Esq.

Goodwin Procter LLP

Ms. Jennifer Gowetski

Division of Corporation Finance

May 30, 2018

Exhibit A

FUNDRISE INCOME eREIT II, LLC

SUPPLEMENT NO. __ DATED _________, 20__

TO THE OFFERING CIRCULAR DATED _________, 20__

This supplement No. __ is part of the offering circular of Fundrise Income eREIT II, LLC and should be read in conjunction with the offering circular. Terms used in this supplement No. __ and not otherwise defined herein have the same meanings as set forth in our offering circular and any supplements thereto. The purpose of this supplement is to disclose:

•	our semi-annual net asset value (“NAV”) per common share, including historical share pricing information;

•	the components of NAV as of ____, 20__;

•	[the status of our share redemption plan;]* and

•	[our historical share pricing information.]*

__________________
*as applicable

Semi-Annual Pricing Supplement

As of ______, 20__, our NAV per common share is $____. This NAV per common share shall be effective through ________, 20__, unless updated by us prior to that time. The NAV that was in effect prior to       , 20  , was $________ per common share.

Components of NAV

The following sets forth the calculation of NAV for our common shares:

BALANCE SHEETS (UNAUDITED)

(In thousands, except share and per share numbers)	[June 30, 2018]	[December 31, 2018]
ASSETS:
Investments	$222	$111
Real estate properties, at fair value	122	61
Loans and debt securities related to real estate, at fair value	50	25
Other real estate-related investments, at fair value	50	25
Non-real estate-related investments, at fair value	0	0
Cash and cash equivalents	222	111
Receivable for securities sold and principal repayments	222	111
Interest receivable	222	111
Total assets	888	444

LIABILITIES:
Settling subscriptions	$22	$11
Distributions payable	22	11
Due to related party	22	11
Accounts payable and accrued expenses	22	11
Total liabilities	88	44
NET ASSETS	$800	$400
Net assets consist of:
Member’s Equity (10,000 common shares issued and outstanding)	$100	$100
Retained earnings	-	-
Net adjustments to fair value	700	300
NET ASSETS	$800	$400
NET ASSET VALUE PER SHARE, on [_____] shares issued and outstanding [1]	$80.00	$40.00

[1] The total shares issued and outstanding used in the computation of net asset value per share is the amount of shares immediately prior to redemptions that are processed and effective on _____, 20__, as the NAV per share price is used to determine the redemption price in certain cases under our redemption plan.________

Ms. Jennifer Gowetski

Division of Corporation Finance

May 30, 2018

On _____, 20__, the Company announced that its net asset value per share (“NAV”) as of ____, 20__ is $___ per share of our Common Shares. This NAV per common share shall be effective until ____, 20__, unless updated by us prior to that time.

As described in the section titled “Valuation Policies” of our offering circular, as there is no market value for our shares as they are not expected to be listed or traded, our goal is to provide a reasonable estimate of the value of our shares on a semi-annual basis. However, the majority of our assets will consist of commercial real estate loans and other commercial real estate assets and, as with any commercial real estate valuation protocol, the conclusions reached by our sponsor’s internal accountants or asset management team, as the case may be, will be based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our commercial real estate assets and investments. In addition, for any given semi-annual period, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the semi-annual calculation of our NAV per share may not reflect the precise amount that might be paid for your shares in a market transaction, and any potential disparity in our NAV per share may be in favor of either shareholders who redeem their shares, or shareholders who buy new shares, or existing shareholders. However, to the extent quantifiable, if a material event occurs in between semi-annual updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement filed on the SEC’s EDGAR website as promptly as reasonably practicable, and will update the NAV information provided on our website.

Our internal accountants calculated our NAV per common share using a process that reflects (1) estimated values of each of our commercial real estate assets and investments, including related liabilities, which may be updated upon the occurrence of certain material events, (2) semi-annual updates in the price of liquid assets for which third party market quotes are available, (3) accruals of our periodic distributions, and (4) estimated accruals of our operating revenues and expenses. For joint venture or direct equity investments, our sponsor primarily relies on the discounted cash flow method. [In addition, for our _____, 20__ and _______, 20__ NAV calculation, our internal accountants engaged an independent third-party to prepare a valuation review report to be used in conjunction with determining our NAV per common share. There can be no assurance that our internal accountants will engage such independent party in connection with future calculations of our NAV per common share.]

We generally receive financial and other reporting from our borrowers or unconsolidated subsidiaries on a quarterly basis, so the estimated values of each of our commercial real estate assets and investments included on each NAV reporting date are generally based on the latest financial and other information reported to us or otherwise available to us, which has been rolled forward through the NAV reporting date for accruals and other items. For investments made within the previous or current semi-annual period where we have not received our first set of reporting data from our investments, our NAV is generally based on the information we used during our regular underwriting processes and in consideration of other market data available to us. We are not aware of any events that would have a material impact on the estimated values included herein that occurred between the date of the latest information we received with respect to our investments and the NAV reporting date.

The determination of our NAV is not based on, nor intended to comply with, fair value standards under GAAP, and our NAV may not be indicative of the price that we would receive for our assets at current market conditions.

The per share purchase price of our Common Shares will continue to be $__ per share, as the per share purchase price shall be the greater of the then-current NAV per common share or $__. This price per share shall be effective until the next announcement of price per share by the Company, which is expected to happen within a commercially reasonable time after ____, 20__, unless updated by us prior to that time. Redemptions of Common Shares shall be made pursuant to our redemption plan based on the then-current NAV per Common Share.

Historical NAV Information

Below is the semi-annual NAV per common share, as determined in accordance with our valuation policies, for each semi-annual period from ____, 20__ to ____, 20__.

Date	NAV Per Share
____, 20__	$__
____, 20__	$__